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                                       Filed by Applied Digital Solutions, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                               Subject Company: Applied Digital Solutions, Inc.
                                                  Commission file No. 000-26020




             APPLIED DIGITAL SOLUTIONS BEGINS INITIATIVE TO PROVIDE
                E-BUSINESS WIRELESS SOLUTIONS TO DESTRON FEARING
                                AND ITS CUSTOMERS

                INITIATIVE HIGHLIGHTS APPLIED DIGITAL SOLUTIONS'
              ADVANCED MOBILE AND WIRELESS E-BUSINESS CAPABILITIES

PALM BEACH, FLORIDA, MAY 31, 2000 -- Applied Digital Solutions, Inc. (NASDAQ:ADSX) today announced that it has begun an initiative to provide a comprehensive program of mobile and wireless e-business services to Destron Fearing Corporation (NASDAQ SmallCap:DFCO) and its customers.

The deployment of Applied Digital's advanced wireless solutions for Destron Fearing and its Fortune 500 customers will draw on Applied Digital's established expertise in the e-business mobile sector. It also will build on Applied Digital's capabilities as a leading edge provider in integrating computer, telephony and Internet technologies. Earlier this year, Applied Digital announced a major new initiative - called CTII(TM) (Computer Telephony Internet Integration) - designed to offer customers complete, single-source e-business solutions.

Under the new wireless program, Destron Fearing would continue deploying electronic microchip technology and radio frequency identification (RFID) scanning. Applied Digital will provide the mobile database connectivity via its IP-based Flex-Connect transaction-oriented mobile applications software and its wireless IP enterprise solutions.

The wireless initiative also will build on the proposed merger agreement between Applied Digital and Destron Fearing. As originally announced, Applied Digital has proposed to merge its Digital Angel.net Inc. subsidiary with Destron Fearing Corporation. The merger, subject to shareholder approval of both companies, is expected to close in July 2000.

Commenting on the new program, Applied Digital Solutions' Chairman and CEO, Richard J. Sullivan said: "Destron Fearing is a highly successful and respected company in the electronic monitoring arena. Its leadership in monitoring technologies fits right in with our focus on e-business wireless to database solutions. The proposed merger of Destron Fearing and Digital Angel.net provides significant opportunities for Applied Digital to bring its established wireless and mobile e-business solutions to the forefront. Given the significant cross-marketing opportunities, we're very excited about the potential for deploying CTII(TM) solutions for Destron Fearing and its customers."

Destron Fearing CEO Randolph K. Geissler said: "This initiative underscores the potential of the proposed merger between our companies. We look forward to leveraging Applied Digital's talents in storing the data that we monitor and scan and disseminating that data over the enterprise network via wireless or non-wireless technologies within a IP online environment. This proposed merger provides a single-source solution to our customers that we could not offer before. Now we can."

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WIRELESS MARKET BACKGROUND

According to a report published by Lehman Brothers (February, 2000) there are approximately 473 million wireless subscribers worldwide. The subscriber base is expected to increase to approximately 673 million at the end of this year, then grow to 891 million in 2001 and one billion in the year 2002. A report issued in March 9, 2000, by Patricia Seybold Group, a world-wide strategic e-business and technology consulting firm, stated that "the explosion of wireless and mobile technology will soon make it a prerequisite for all e-businesses."

ABOUT THE CTII(TM) INITIATIVE

Applied Digital Solutions has successfully focused its strategic direction and organized the company into four core business groups: Internet, Telephony, Network and Applications. As part of this successful transformation, the company has positioned itself as a leading-edge provider of Computer Telephony Internet Integration (CTII) services. This CTII focus differentiates Applied Digital Solutions in the e-business solutions marketplace. With CTII, Applied Digital provides the full range of services and skills that companies need to conduct business online. Through its four integrated business groups, Applied Digital designs and deploys complete, front-to-back, web-enabled e-business systems -- all with a single point of contact for the customer.

ABOUT DESTRON FEARING CORPORATION

Destron Fearing Corporation has been in the microchip and scanning business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency identification. The company's net sales increased in fiscal 1999 by 47 percent to $18.5 million. Net income totaled $3.5 million, after an extraordinary item related to debt restructuring. For more information about Destron Fearing Corporation, visit the company's website at:
WWW.DESTRONFEARING.COM.

ABOUT APPLIED DIGITAL SOLUTIONS, INC.

Applied Digital Solutions is a leading edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions is ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the Company's web site at WWW.ADSX.COM.

Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions shareholders in favor of the merger. Information concerning Applied


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Digital Solutions' participants in the solicitation was filed with the SEC under Rule 425 on May 9, 2000. In addition, Destron Fearing, its directors, executive officers and employees may be soliciting proxies from Destron Fearing stockholders in favor of the merger. Information concerning Destron Fearing's participants in the solicitation was filed with the SEC under Rule 425 on May 8, 2000.

Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forward- looking statements to reflect subsequently occurring events or circumstances.



CONTACT:          Applied Digital Solutions, Inc.

                  Ovations International Inc.
                  Matthew Cossolotto, 914/245-9721
                  matthew@ovations.com or

                  ADS Investor Relations
                  Robert Jackson, 303/707-1468
                  Fax: 303/703-8250
                  rjackson@adsx.com
                                     # # #

         Applied Digital Solutions and Destron Fearing will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). APPLIED DIGITAL SOLUTIONS URGES INVESTORS TO READ THE


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JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED
WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480; Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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